Gallagher

Insurance | Risk Management | Consulting

MARKET REFORM CONTRACT

UMR: B1262FI2196622

___

**INVESTMENT MANAGER AND FUND
CRIME INSURANCE ENDORSEMENT**

It is hereby understood and agreed that in consideration of the payment of, or agreement to pay, the additional premium for this Crime Insurance Endorsement and subject to all of the applicable provisions of the Investment Management Insurance Policy ("this Policy") to which this Endorsement attaches, that this Policy is amended as follows:

1.   The Declarations are amended as follows:

A.   The Optional Insuring Agreements under Item 2: (**Limit of Liability**) of the Declarations are amended by the inclusion of the following:

Insuring Agreement G (Crime Insurance):	USD 5,000,000

B.   The Optional Extensions under Item 2: (**Limit of Liability**) of the Declarations are amended by the inclusion of the following:

G.1 (Premises and Transit)	Included
G.2 (Office Contents)	Included
G.3 (Extortion)	Included
G.4 (Fraudulent Retention of Funds or Property)	Included
G.5 (Incomplete Transactions)	Included
G.6 (Social Engineering)	Not Included
G.7 (Interest Receivable or Payable)	Included
G.8. (Fees, Costs and Expenses)	Included
G.9. (Difference in Conditions to Prior Policy or Form 14 Bond)	Included

C.   The Optional Insuring Agreements under Item 3: (**Retentions**) of the Declarations are amended by the inclusion of the following:

Insuring Agreement G (Crime Insurance):	USD 150,000

D.   Item 6. (**Prior Policy**) of the Declarations is amended to include the following:

Prior Bond Policy:	Not Applicable

2.   Optional Insuring Agreement G. (Crime Insurance) is added as follows:

G. CRIME INSURANCE

The Insurer will indemnify the **Insured Organization** for **Crime Loss** which is first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable) and which is incurred:

(i)   as a direct result of any **Act of Infidelity** committed by any **Employee**; or



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(ii)   as a direct result of:

(a)   any **External Crime**, committed by **Any Other Person**;

(b)   any malicious act (which is not otherwise covered by **Computer or Telephonic Misuse**) committed by **Any Other Person** with the intent to cause the **Insured Organization** to sustain a **Crime Loss**.

3.   The following are added as Optional Extensions:

Coverage Extensions applying to the Optional Insuring Agreement G (Crime Insurance) only:

G.1   PREMISES AND TRANSIT

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable) and which is incurred as a direct result of the physical loss of, damage to, or actual destruction or disappearance of, **Property**:

(i)   within the **Premises** or within the interior of any banking premises or similar recognised place of safe deposit of **Property** or the premises of any **Custodian** of **Property**; or

(ii)   whilst in transit anywhere.

G.2   OFFICE CONTENTS

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable) and which is incurred as a direct result of damage to **Office Contents** caused by any **Illegal Act** or by vandalism or malicious mischief or by any other violent or forcible means.

G.3   EXTORTION

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is incurred as a direct result of funds or **Property** being surrendered or delivered (including but not limited to the transfer of funds or **Property** or the causing of funds or **Property** to be transferred) as a direct result of any **Extortion Threat** first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable), provided that:

(a)   the person receiving the **Extortion Threat** has, where might reasonably be expected, made an effort to report the extortionist's threat to the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position or a director, member, managing member, partner or general partner of the **Insured Organization**; and

(b)   an effort has been made, where might reasonably be expected, to report the extortionist's threat to the local, state or federal law enforcement authorities; and

(c)   if reported as provided in (a) above, the aforementioned Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position or director, member, managing member, partner or general

AJG
1262

Gallagher

Insurance | Risk Management | Consulting

MARKET REFORM CONTRACT

UMR: B1262FI2196622

partner is satisfied that the person making the threat is capable of carrying it out and that the threatened action is technologically feasible.

G.4   FRAUDULENT RETENTION OF FUNDS OR PROPERTY

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is incurred as a direct result of **Fraudulent Retention** by a third party recipient of any funds or **Property** first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable), by reason of:

(i)   the misdirection or erroneous transfer of such funds or **Property** by the **Insured Organization** or by a **Financial Organization** acting upon instructions from the **Insured Organization**, to a third party recipient account other than that actually intended; or

(ii)   the transfer of such funds or **Property** by the **Insured Organization** or by a **Financial Organization** acting upon instructions from the **Insured Organization**, to a third party recipient account in an amount greater than that actually intended.

Special Condition

The **Insured Organization** shall make all reasonable efforts to secure the recovery of such funds or **Property**.

G.5   INCOMPLETE TRANSACTIONS

Cover is extended to indemnify the **Insured Organization** for loss resulting directly from the **Insured Organization's** liability to third parties as a direct result of the **Insured Organization's** failure or inability to complete any transaction by reason of:

(i)   a **Crime Loss** covered under Optional Extensions G.1 (Premises and Transit), G.2 (Office Contents), G.3 (Extortion) or G.4 (Fraudulent Retention of Funds or Property); or

(ii)   any **External Crime** covered under Optional Insuring Agreement G. (Crime Insurance).

G.6   SOCIAL ENGINEERING

Cover is extended to indemnify the **Insured Organization** for **Crime Loss** which is incurred as a direct result of a **Fraudulently Induced Instruction** first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable).

Further, for the purposes of any cover provided by this Optional Extension only, **Crime Loss** shall not include any result of any **Lending** or **Trading**, and the definition of **Trading** herein shall mean any trading or other dealings in securities, commodities, futures, options, foreign or Federal funds, currencies, foreign exchange or the making in investments of such and the like.

G.7   INTEREST RECEIVABLE OR PAYABLE

Cover is extended to include the loss of any interest which would have been receivable but for a **Crime Loss** covered under this Policy or which becomes payable by the **Insured Organization** resulting directly from a **Crime Loss** covered under this Policy.



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G.8 **FEES, COSTS AND EXPENSES**

A. **Verification Costs**

Cover is extended to indemnify the **Insured Organization** for **Verification Costs** incurred as a result of a **Crime Loss** covered by this Policy.

Indemnity under this clause A. is sub-limited to USD 100,000 in the aggregate (such sub-limit shall form part of and not be in addition to the **Limit of Liability**). No Retention shall be applied to this clause A.

B. **Crime Defense Costs**

Cover is extended to indemnify the **Insured Organization** for **Crime Defense Costs** incurred as a result of a **Claim** for a **Crime Loss** first **Discovered** during the **Policy Period** (or the **Extended Reporting Period**, if applicable).

Such **Crime Defense Costs** shall for the purposes of the application of any **Retention** be deemed to be part of the **Crime Loss** in respect of which they have been incurred such that only one **Retention** shall apply to the combined total of that **Crime Loss** and such **Crime Defense Costs**.

It is agreed that the **Insured Organization** shall have the right and duty to defend and contest any **Claim** made against them. The Insurer shall be entitled to participate in the defence and in the negotiation of any settlement that involves or appears reasonably likely to involve the Insurer making a payment for **Crime Loss** under this Policy.

C. **Preparation Costs**

Cover is extended to indemnify the **Insured Organization** for **Preparation Costs** incurred as a result of a **Crime Loss** covered by this Policy.

Indemnity under this clause C. is sub-limited to USD 100,000 in the aggregate (such sub-limit shall form part of and not be in addition to the **Limit of Liability**). No Retention shall be applied to this clause C.

D. **Identity Fraud Costs**

Cover is extended to indemnify the **Insured Organization** for **Identity Fraud Costs** incurred as a result of an **Identity Fraud Discovered** during the **Policy Period**.

Indemnity under this clause D. is sub-limited to USD 100,000 in the aggregate (which shall form part of and not be in addition to the **Limit of Liability)** and shall apply in excess of ten per cent (10%) of the Retention rather than the full Retention.

E. **Data Breach Costs**

Cover is extended to indemnify the **Insured Organization** for **Data Breach Costs** as a direct result of a **Data Security Breach** following a **Crime Loss** covered under this Policy.

Special Condition

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It is a condition of cover under this clause E. that it was the practice and procedure of the **Insured Organization** to install available software product updates and releases and apply security-related software patches.

Indemnity under this clause E. is sub-limited to USD 100,000 in the aggregate (which shall form part of and not be in addition to the **Limit of Liability**) and shall apply in excess of ten per cent (10%) of the Retention rather than the full Retention.

G.9 **DIFFERENCE IN CONDITIONS TO PRIOR BOND POLICY** OR **FORM 14 BOND**
If the Insurer is not liable for **Crime Loss** under this Policy, but cover would have been available to any **Insured Organization** based upon the terms, conditions and exclusions of:

(i)   the **Prior Bond Policy**; and/or

(ii)   a Standard Form No. 14 Bond (Revised to October 1987) as issued by the Surety & Fidelity Association of America ("Form 14");

then this Policy shall provide cover in accordance with the terms, conditions and exclusions of the **Prior Bond Policy** or Form 14.
If the amount of any sub-limit under the **Prior Bond Policy** or Form 14 for any **Crime Loss** is greater than any sub-limit provided by this Policy for the same **Crime Loss**, then the sub-limit under this Policy for such **Loss** shall be increased to the same amount as that provided under the **Prior Bond Policy**.

The Declarations shall be deemed to be amended accordingly in accordance with this provision with respect to the relevant **Crime Loss**.

In no way shall this Optional Extension serve to cover any difference in conditions clause in the **Prior Bond Policy** or increase the **Limit of Liability**, and all sub-limits payable under this Policy shall be part of, and not in addition to, the **Limit of Liability.**

For the purposes of this Optional Extension, **Prior Bond Policy** shall mean the policy stated in Item 6 of the Declarations.

4.   Sub-clause (a) of Extension 3 (Extended Reporting Period) is deleted and replaced as follows:

(a)   If this Policy is cancelled or not renewed by the **Named Insured** or not renewed by the Insurer, then the **Named Insured** (on behalf of all **Insureds**) shall have the right:

(i)   automatically of sixty (60) days at no additional premium; or

(ii)   of any of the periods shown in Item 5. of the Declarations upon payment of an additional premium calculated at the applicable percentage specified therein of the total annual premium for this Policy,

to an Extension of the coverage granted by this Policy with respect to:

(1)   any **Claim** first made during the period of time set forth in Item 5. of the Declarations after the effective date of such cancellation or, in the event of such non-renewal or refusal to renew, after the Policy expiration date, but only with respect to:

(A)   any **Wrongful Acts**;


(B)   any **Insured Events** concerning matters, occurring or arising,

before the date of cancellation or expiration date;

(2)   any **Crime Loss** first **Discovered** during the period of time set forth in Item 5. of the Declarations after the effective date of such cancellation or, in the event of such non-renewal or refusal to renew, after the Policy expiration date, but only with respect to any act(s) or omission(s) committed or event(s) occurring before the date of cancellation or expiration date.

If the period set forth in (a) (ii) above is purchased by the **Named Insured**, the period set forth in (a) (i) above shall be part of and not in addition to the set forth in (a) (ii) above.

5.   The following is added to the Exclusion Section of this Policy.
Exclusions applying to the Optional Insuring Agreement G (Crime Insurance) and applicable Optional Extensions, if included, only:

The Insurer shall not be liable to make any payment under Optional Insuring Agreement G (Crime Insurance) or any applicable Optional Extension, if included, for:

- **Authorized Access**

   Crime Loss resulting from the input of **Data** at an authorized electronic terminal by a client, or customer of any **Investment Manager** or investor in any **Insured Fund**, or another person who had authorized access to the client's or customer's or investor's authentication mechanism, unless:

   (i)   such client, customer or investor or such other person was accessing the **Insured Organization's Computer System** for a purpose not pre-agreed by the **Insured Organization** and such act was committed with the intent to cause the **Insured Organization** to sustain a **Crime Loss** or to obtain an improper financial gain; or

   (ii)   such **Crime Loss** is covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i) or Optional Extension G.6 (Social Engineering).

- **Business Interruption**

   Any sum arising out of, based upon or attributable to business interruption (including loss of computer time or use).

- **Confidential Information**

   Loss of, or arising from the accessing of, any confidential information (including but not limited to trade secrets, **Computer Programs** or customer information), except to the extent that any such confidential information is used to support or facilitate the commission of an act covered by this Policy.

- **Costs**, **Fees and Expenses**

   Costs, fees or other expenses incurred in establishing the existence or amount of **Crime Loss** covered under this Policy, or incurred as a party to any legal proceeding, except as provided under Optional Extension G.8. (Fees, Costs and Expenses).



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- **Directors / Partners Infidelity**

  Crime Loss resulting wholly or partially from any dishonest, fraudulent or malicious act of any director, partner, general partner, member or managing member of the **Insured Organization**, except to the extent that the director, partner, general partner, member or managing member is an **Employee,** within the meaning of sub-clause (iii) of such definition.

- **Employee Infidelity**

  Crime Loss resulting directly or indirectly from any dishonest, fraudulent or malicious act of any **Employee** unless covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i).

- **Extortion**

  Crime Loss due to extortion unless covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i), or Optional Extension G.3 (Extortion).

- **Fines**, **Penalties or Damages**

  Fines, penalties or damages of any type for which the **Insured Organization** is legally liable, except with respect to damages covered under Optional Extension G.5 (Incomplete Transactions).

- **Fraudulent Features in Computer Programs**

  Crime Loss resulting from fraudulent features contained in **Computer Programs** developed for sale to or that were sold to multiple clients or customers at the time of their acquisition from a vendor or consultant, unless:

  (i)   no other purchaser of the **Computer Programs** has notified the same vendor or consultant of the same fraudulent features during the period of thirty (30) days from the date of **Discovery**; or

  (ii)   at the time of **Crime Loss** such fraudulent features were contained solely on the **Computer Programs** of the **Insured Organization** and not present on **Computer Programs** sold to any other client or customer; or

  (iii)   such fraudulent features were inserted subsequent to the date of acquisition;

  (iv)   such **Crime Loss** is covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i).

- **Indirect or Consequential Loss**

  Indirect or consequential loss of any nature, except as provided under Optional Extensions G.5 (Incomplete Transactions), G.7 (Interest Receivable or Payable) or G.8 (Fees, Costs and Expenses), or to the extent provided for under Section XVIII. (Basis of Valuation).

- **Loss or Deprivation of Potential Income**


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Any sum representing loss or deprivation of potential income or profits to the **Insured Organization,** except as provided under Optional Extensions G.5 (Incomplete Transactions) or G.7 (Interest Receivable or Payable), or to the extent provided for under Section XVIII. (Basis of Valuation).

- **Mechanical Failure, etc.**

  Any sum arising out of, based upon or attributable to—mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Storage Media** failure or breakdown or any malfunction or error in programming or errors or omissions in processing except to the extent that the occurrence of any of the foregoing enable the commission of an act covered by this   Policy.

- **Nuclear**

  Crime Loss, expense, liability or consequential loss of whatsoever nature arising out of, based upon or attributable to:

  (i)   ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel; or

  (ii)   the radioactive, toxic, explosive or other hazardous properties of any explosive nuclear assembly or nuclear component thereof.

- **Prior Discovery / Discovery Outside the Policy Period**

  Crime Loss:

  (i)   **Discovered** prior to the inception date of the **Policy Period**, or

  (ii)   **Discovered** subsequent to the expiry of the **Policy Period** or the **Extended Reporting Period** (if applicable).

- **Property Damage**

  any sum attributable to loss of, damage to, or destruction of:

  (i)   any **Office Contents** or **Premises**, unless covered under Extension G.2 (Office Contents);

  (ii)   any property as a result of fire, other than **Property**;

  (iii) any property, including **Property**, whatsoever by reason of wear, tear, gradual deterioration, moth or vermin;

  (iv) any property (other than **Property**) as a result of looting, rioting, or any act of God or nature, including hurricane, typhoon, earthquake, and subterranean fire.

- **Property in the Mail**

  Any sum attributable to loss of any **Property** while in the custody of any postal service, other than **Property** sent via registered mail, recorded delivery or courier or when such loss is covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i).

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- **Social Engineering**

  Crime Loss due to **Fraudulently Induced Instruction** unless covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i) or Optional Extension G.6 (Social Engineering).

- **Source Documentation**

  Crime Loss resulting directly or indirectly from the **Insured Organization** having acted or relied upon **Data** (including **Data** contained in a third party originated electronic communication) provided to the **Insured Organization** which **Data** represents fictitious, dishonest or fraudulent:

  (i)   financial accounts or financial records;

  (ii)   statements of account;

  (iii)   valuations of investments or real property; or

  (iv)   other statements of condition intended to obtain or gain access;

  to:

  (a) a loan or guarantee;

  (b) actual or committed investment funds;

  (c) the proceeds of insurance or assurance policies;

  held by, or from, the **Insured Organization,** unless covered under Optional Insuring Agreement G. (Crime Insurance) sub-clause (i).

- **War**

  Crime Loss or damage which arises directly or indirectly out of war, invasion, act of foreign enemy, hostilities or warlike operations (whether war has been declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportion of or amounting to a popular uprising, military or usurped power, martial law, riot or the act of any lawfully constituted authority.

6.   Section III. (**Limit of Liability** / Reinstatement of Limit if a Recovery, Retentions and Date of Claim) is amended as follows:

   (1)   Sub-clause A. is deleted and replaced as follows:

   A.   The Insurer shall be liable to pay **Loss** or **Crime Loss** in excess of the amount of the Retentions set forth in Item 3. of the Declarations for Insuring Agreements A., B., C., and D. and Optional Insuring Agreements E., F., and G. and any applicable Extensions and applicable Optional Extensions, if included, up to each Insuring Agreement's **Limit of Liability** and the Overall Policy Aggregate Limit of Liability, as set forth in Item 2. of Declarations of this Policy.

   (2)   Sub-clause B. is deleted and replaced as follows:



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B. In the event that a single **Claim** or single **Crime Loss** is covered under more than one Insuring Agreement then only the largest of the applicable Retentions as set forth in Item 3. of the Declarations shall apply.

The Retention shall not apply with respect to any **Employee Benefit Plan** where such **Employee Benefit Plan** is required by law to comply with the Employee Retirement Income Security Act 1974 (ERISA) in the United States of America (USA).

(3) Sub-clause E. is deleted and replaced as follows:

E. Payments of **Loss** or **Crime Loss** by the Insurer shall reduce the **Limit of Liability.**

(4) Sub-clause H. is deleted and replaced as follows:

H. Notwithstanding anything contained in this Section IV above and subject to sub-clause C of Section X. (Assistance, Cooperation, Subrogation and Recoveries), the amount of any eroded **Limit of Liability** following payment of **Loss** or **Crime Loss**, shall be reinstated to the extent of an amount equal to such amounts recovered by the Insurer.

If this Policy provides a reinstatement of the **Limit of Liability**, this Section H shall only apply once such reinstatement has subsequently been exhausted or eroded.

7. The first paragraph of Section IV. (Settlements and Defense) sub-clause A. is deleted and replaced as follows:

A. No payment, settlement negotiations or settlement agreements shall occur and no **Costs and Expenses** or **Crime Defense Costs, Verification Costs**, **Preparation Costs**, **Identity Fraud Costs** or **Data Breach Costs**, shall be incurred without the Insurer's prior written consent, though such consent is not to be unreasonably delayed or withheld (other than as provided for under Optional Extension 2 (Mitigation / Cost of Correction), if included).

8. The heading of Section VI. (Notification of any Claim or Circumstance) is amended to "Section VI. Notification of any Claim or Circumstance or Discovery and Notification of any Crime Loss".

This Section VI. is further amended as follows:

(1) Sub-clause A. (1) is amended by the inclusion of the following:

. **Applicable to Optional Insuring Agreement G. (Crime Insurance) and any applicable Optional Extension:**

Other than as provided for in sub-clause (2) below, the **Insured Organization** shall:

(a) give written notice to the Insurer of a **Crime Loss** as soon as reasonably practicable but in any event no later than sixty (60) days after such **Crime Loss** is **Discovered**;

(b) provide the Insurer with all reasonably requested information and documents and co-operate with the Insurer as far as is reasonable in all matters pertaining to the notified **Crime Loss**; and

(c) furnish the Insurer with affirmative sworn proof of **Crime Loss** with all relevant particulars in their possession within six (6) months after giving written notice of such


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Crime Loss to the Insurer (or within such further period as agreed to in writing by the Insurer).

(2)   Sub-clause A. (2) is deleted and replaced as follows:

Notwithstanding anything contained in sub-clause A. (1) above, it is agreed to waive notification to the Insurer where the total amount of any **Claim** or **Crime Loss**, in the opinion of the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses**, neither exceeds nor appears to have the potential to exceed the **Notification Threshold**.

If the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses** shall at any time subsequently learn that the total amount of any such **Claim** or **Crime Loss** will exceed, or appears to have the potential to exceed, the **Notification Threshold**, such **Claim** or **Crime Loss** shall be notified to the Insurer as soon as reasonably practicable, but in any event within sixty (60) days after the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses** acquires such knowledge, which shall be deemed to be the date such **Claims** are first made or such **Crime Losses** are **Discovered**.

In making its determination of whether or not the amount of any **Loss** or **Crime Loss** involves an actual or potential quantum in excess of the **Notification Threshold**, the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses** shall take into account the possibility of a single **Claim** or single **Crime Loss** and shall view the **Notification Threshold** accordingly. In the absence of information concerning a **Claim** or **Crime Loss** sufficient to enable the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting such **Claims** or **Crime Losses** to judge the potential amount to exceed the **Notification Threshold**, such C**laim** or **Crime Loss** should be reported forthwith.

(3)   Sub-clause A. (3) is deleted and replaced as follows:

The requirement contained in sub-clause (1) above to give notice of a **Claim** or **Crime Loss** shall be suspended and of no effect if such notice is in respect of a **Restricted Notification**.

The suspension of the requirement to notify the Insurer of any **Claim** or **Crime Loss** under sub-clause (1) above in respect of a **Restricted Notification** shall end when and to the extent that the relevant legal or regulatory prohibition is lifted. Such notification, if permitted to do so by the regulatory body or the police or prosecuting authority, shall be accompanied by evidence as to why the **Insured** was initially prevented from disclosing the existence of any **Claim** or **Crime Loss** to the Insurer.

Once such legal or regulatory prohibition has been lifted, the **Insured** shall provide written notice of the **Claim** or **Crime Loss** that was subject to such **Restricted Notification**, to the Insurer as soon as reasonably practicable. On such notification, the **Claim** shall be deemed to have been made or the **Crime Loss** shall be deemed to have been **Discovered** and the Insurer notified at the time the **Named Insured**'s General Counsel first became aware of the **Claim** or **Crime Loss**.



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9. The first paragraph of Section VII. (Other Insurance) is deleted and replaced as follows:

If **Loss** arising from a **Claim** or any **Crime Loss** is insured by another valid and collectible policy or policies offering materially similar coverage, then this Policy shall apply only in excess of the amount of any applicable deductibles, Retentions and Limits of Liability under such other policy or policies, whether such other policy or policies are stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written specifically excess of this Policy by reference in such other policy or policies to the Policy Number indicated on this Policy's Declarations page.

10. Section VIII. (General Conditions), sub-section B (Acquisitions, Mergers and Consolidations) is deleted and replaced as follows:

   B.   ACQUISITIONS, MERGERS AND CONSOLIDATIONS

   (1)   In the event the **Insured Organization**, after the inception date of this Policy, acquires any other entity or acquires substantially all of the assets of another entity or merges with or is consolidated with another entity such that the **Insured Organization** is the surviving entity, coverage shall be afforded for:

       (a)   **Loss** arising from any:

           (i)   **Wrongful Acts**;

           (ii)   **Insured Events** concerning matters, occurring or arising,

           subsequent to such acquisition, merger or consolidation for **Claims** first made within ninety (90) days of the effective date of such acquisition, merger or consolidation;

       (b)   **Crime Loss** arising from any acts or omissions committed or events occurring subsequent to such acquisition, merger or consolidation for **Crime Losses Discovered** within ninety (90) days of the effective date of such acquisition, merger or consolidation.

   After ninety (90) days, coverage under this Policy shall only be provided to the **Insured** if:

       (a)   written notice of such transaction or event was given to the Insurer by the **Insured Organization**; and

       (b)   the **Insured Organization** provides the Insurer with such information in connection therewith as the Insurer deems necessary; and

       (c)   the **Insured** accepts any special terms, conditions, exclusions or additional premium charge required by the Insurer.

   However, the provisions of this Section VIII.B.(1), shall not apply to any acquired entity qualifying as a "**Subsidiary**" pursuant to Section XV (Definitions) of this Policy. Such a newly-acquired **Subsidiary** shall be automatically covered under this Policy. However, any **Wrongful Act,** or **Insured Event** or **Crime Loss** concerning matters occurring or arising before the date of acquisition relating to such **Subsidiary** shall not be covered.

   (2)   In the event:

(a)   the **Insured Organization** merges with or is consolidated with another entity such that the **Insured Organization** completely ceases to actively engage in its primary business; or

(b)   another entity, person or group of entities and/or persons acting in concert, acquires securities or voting rights which result in ownership or voting control by the other entity(ies) or persons of greater than fifty per cent (50%) of the outstanding securities representing the present right to vote for the election of directors or select general partners of the **Insured Organization**;

then, coverage under this Policy shall continue until termination of the Policy, but only with respect to:

(A)   **Loss** arising from **Claims** for any:

(i)   **Wrongful Acts**;

(ii)   **Insured Events** concerning matters, occurring or arising,

prior to such acquisition, merger, or consolidation;

(B)   **Crime Loss** arising from any acts or omissions committed or events occurring prior to such acquisition, merger or consolidation.

The **Insured Organization**(s) shall give written notice of such merger, consolidation or acquisition to the Insurer as soon as reasonably practicable together with such information as the Insurer may require. The full annual premium for the **Policy Period** shall be deemed fully earned immediately upon the occurrence of any event outlined in items (a) or (b) above.

Applicable to Optional Insuring Agreement G. (Crime Insurance) and any applicable Optional Extension only:

(3)   This Policy shall cease to provide cover for **Crime Loss** in respect of any subsequent acts or omissions of an **Employee**, which occur after the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting **Crime Losses**, not in collusion with such person, shall first learn of any **Act of Infidelity** on the part of the **Employee** whenever committed, but without prejudice to the loss of **Property** in transit in the custody of such person at the time the **Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting **Crime Losses** shall so learn of such **Act of Infidelity**.

(4)   This Policy shall cease to provide cover in respect of any subsequent dishonest, fraudulent or malicious act committed by any partner, director, officer or **Employee** of any **Service Bureau**:

(a)   as soon as the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting **Crime Losses** not in collusion with such person, shall learn of any dishonest, fraudulent or malicious act committed by any partner, director, officer or **Employee** of such **Service Bureau** at any

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time against the **Insured Organization**, without prejudice to the loss of **Property** then in transit in the custody of such person; or

(b)   fifteen (15) days after receipt by the **Named Insured** of a written notice from the Insurer of their desire to cancel this Policy as to such **Service Bureau**.

11.   Section VIII. (General Conditions), sub-section F (Order of Payments) is deleted and replaced as follows:

F.   ORDER OF PAYMENTS

The Insurer will pay **Loss** or **Crime Loss** covered under this Policy in the order in which such **Loss** or **Crime Loss** is presented to the Insurer for payment.

Notwithstanding the forgoing, in the event that the **Loss** is a **Loss** which is covered under Insurance Agreement C of this Policy for an amount in excess of the **Limit of Liability** and results from a **Claim** which is made against both the **Scheduled AIFM** and any other **Insured** (including the entity listed in Appendix I attaching to this Policy in respect of any non-**AIF** services), the Insurer will pay the **Loss** of the Scheduled AIFM which is covered under Insurance Agreement C of this Policy first.

Furthermore, save that where it appears that in the reasonable opinion of the chairman or chief executive officer (or equivalent) of the **Named Insured** that the **Limit of Liability** and the limits of liability of any valid and collectible policies which operate in excess of this Policy may not be sufficient to pay the **Loss** of each **Insured Person** which is covered under Insurance Agreements A (1) or B (1) of this Policy after giving due consideration and priority to the existence of or likelihood of any **Loss** of the **Scheduled AIFM**, the **Named Insured** may instruct the Insurer to:

(i)   first pay **Loss** which is covered under Insurance Agreements A (1) or B (1); and

(ii)   thereafter, with respect to any remaining balance of the **Limit of Liability** is available after payment of such **Loss** in accordance with sub-clause (i) above, pay such other **Loss** or **Crime Loss** for which cover is provided under this Policy.

As an alternative to the provision set forth in sub-clause (ii) above, with respect to whatever remaining amount of the **Limit of Liability** is available after payment of the **Loss** referred to in sub-clause (i) above, the chairman or chief executive officer (or equivalent) of the **Named Insured** may stipulate in writing to receive the said balance in respect of **Loss** or **Crime Loss** for which cover is provided under this Policy. Such chairman or chief executive officer (or equivalent) is to confirm in writing that such balance will be held in trust for payment to the various **Insured Persons** and the **Insured Organizations** who have suffered such **Loss** or **Crime Loss** in accordance with the provisions set forth in sub-clauses (i) and (ii) above.

The Insurer shall have no obligation to pay **Loss** or **Crime Loss** after the exhaustion of the **Limit of Liability** regardless of whether the **Insured Organization** has declined or deferred payment.

The bankruptcy or insolvency of any **Insured** or any **Insured Person** shall not relieve the Insurer of any of their obligations to prioritize payment of covered **Loss** or **Crime Loss** under this Policy.

12.   Sub-clause (vi) of Section VIII. (General Conditions), sub-section G (Policy Interpretation) is deleted and replaced as follows:



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    (vi)   references to positions, offices or titles shall include their equivalents in any jurisdiction in which a **Claim** is made or **Crime Loss** is **Discovered**.

13.   Sections XV., XVI., XVII., and XVIII. are added to the Policy as follows:

Applicable to Optional Insuring Agreement G. (Crime Insurance) and any applicable Optional Extension:

XV.   TRANSIT

Transit is deemed to commence upon receipt of **Property** or other items by the transporting person or organization and to end immediately upon delivery to the designated recipient or agent.

XVI.   POSSESSION OF INSTRUMENTS

Any **Document** or **Security** must be in the actual physical possession of the **Insured Organization**, its correspondent bank or designated agent (including any **Custodian**) or **Financial Organization** when acting on their behalf, at the time the **Insured Organization**, its correspondent bank or designated agent (including any **Custodian**) or **Financial Organization** acting on their behalf, acts or relies upon any such item.

Crime loss sustained by any nominee organised by the **Insured Organization** for the purpose of handling certain of its business transactions shall be deemed to be **Crime Loss** sustained by the **Insured Organization**.

XVII.   NOMINEES

Direct financial loss sustained by any nominee organised by the **Insured Organization** for the purpose of handling certain of its business transactions shall be deemed to be direct financial loss sustained by the **Insured Organization**.

XVIII.   BASIS OF VALUATION

The valuation of any **Crime Loss** under this Policy shall be determined as follows:

    (a)   <u>Deductions</u>

        Deductions shall be made in respect of any **Property** received from any source whatsoever, including payments and receipt of principal, interest, dividends, commissions and the like, whenever received (except as stated under sub-clause (g) below), directly arising from and in connection with any matter from which an indemnifiable **Crime Loss** has arisen.

    (b)   <u>Securities</u>

        (i)   If **Securities** are able to be reissued then the **Insured Organization** may reissue them, or arrange for them to be reissued, with the prior consent of the Insurer (such consent not to be unreasonably delayed or withheld) and the value of those **Securities** shall be the actual cost of their reissue plus any interest charges incurred in doing so.

(ii) To the extent that the **Limit of Liability** is not exhausted by the **Insured Organization** in the reissuing of **Securities** in accordance with sub-clause (b) (i) above, the **Crime Loss** shall also include any premium required to be paid by the **Insured Organization** to purchase lost instrument bonds for the reissuing of duplicate **Securities** without reference to their total face value.

(iii) The **Crime Loss** shall also include any sums which the **Insured Organization** may be required to pay either during the **Policy Period** or any time thereafter by reason of any lost instrument bonds issued or purchased by the **Insured Organization** as referred to in sub-clause (b) (ii) above.

(iv) The **Insured Organization** shall pay the cost of obtaining such lost instrument bond referred to sub-clause (b) (iii) above for that portion of the **Crime Loss** which falls within the applicable **Retention** or which is in excess of the **Limit of Liability** remaining available for the payment of **Crime Loss**.

(v) The Insurer shall reimburse the **Insured Organization** for the cost of obtaining such lost instrument bond referred to in sub-clause (b) (iii) above, for that **Crime Loss** which exceeds the applicable **Retention** and is within the **Limit of Liability**.

(vi) If for any reason it is not possible to re-issue **Securities**, the value of such **Securities** shall be the actual market value thereof, determined by that published in the Financial Times in the United Kingdom or equivalent local daily financial newspaper on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

(c) <u>Precious metals</u>

The value of precious metals shall be the actual market value, determined by that published in the Financial Times in the United Kingdom or equivalent local daily financial newspaper on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

(d) <u>Data, Electronic Communications and Computer Programs</u>

(i) To the extent that a **Crime Loss** comprises solely the cost of reconstituting **Data**, **Electronic Communications** or **Computer Programs** following the **Impairment** of such **Data**, **Electronic Communications** or **Computer Programs**, the valuation of such **Data**, **Electronic Communications** or **Computer Programs** shall be the cost of labour for the actual transcription or copying in order to reproduce such **Data**, **Electronic Communications** or **Computer Programs**, including the cost of purchasing a software licence necessary to reproduce such **Data**, **Electronic Communications** or **Computer Programs**.

If **Data** or **Computer Programs** were purchased from a third party, the valuation of **Data** or **Computer Programs** shall be the purchase price of that **Data** or **Computer Programs** from that third party if that price is less than the cost of transcription or copying.

(ii) If **Data** cannot be reproduced and that **Data** represents:

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     (A)   **Securities**, or financial instruments having a value, then the valuation shall be as indicated in sub-clause (b) (Securities) above;

     (B)   an evidence of debt, then the valuation of such items shall be as indicated in sub-clause (b) (Securities) above; if such evidence of debt cannot be valued as indicated in sub-clause (b) (Securities) above, then the evidence of debt shall be valued in accordance with sub-clause (j) (Lending) below.

               In the event that it is not possible to value the evidence of debt as indicated in sub-clause (b) (Securities) above or in accordance within sub-clause (j) (Lending) below, then the valuation of such evidence of debt shall be the actual monetary value of the debt on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day);

     (C)   **Money**, then the valuation of such **Data** shall be its actual monetary value at the time of **Crime Loss**. However, in the event that such **Crime Loss** is suffered in a currency other than the currency stated in the Declarations, then the valuation of such **Data** shall be as indicated in sub-clause (h) (Currency Valuation) below.

(e)   Storage media

The value of **Storage Media** shall be the replacement cost of **Storage Media** of the equivalent kind or quality plus the value of any **Data** or **Computer Programs** stored on such **Storage Media**, as described in sub-clause (d) (**Data**, **Electronic Communications** and **Computer Programs**) above.

(f)   Books of accounts and records

The value of books of accounts or other records used by the **Insured Organization** in the conduct of their business, shall be the cost of blank books, blank pages or other materials plus the cost of labour and computer time for the actual transcription or copying of **Data** which shall have been furnished by the **Insured Organization** in order to reproduce such books and other records.

(g)   Other Property

In the case of the loss of, damage to, or destruction of any property, other than as described in sub-clauses (b) to (f) above, the value of such property shall be the actual market value thereof at the time of **Crime Loss** or the actual cost of repairing or replacing such property with property or material of like quality or value, whichever is less.

(h)   Currency valuation

In the event that a **Crime Loss** is suffered in a currency other than the currency stated in the Declarations, the value thereof shall be the actual market value, determined by that published in the Financial Times in the United Kingdom or equivalent local daily financial newspaper, at the close of business on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

(i)   Loss of subscription

The value of any loss of subscription, redemption, conversion or deposit privileges through the misplacement, loss of or damage to any **Security** or **Data** representing a **Security**, or **Storage Media** upon which such **Data** is stored or recorded shall be the closing London market value of such privileges immediately preceding the expiration thereof.

(j)   Lending

The value of **Lending** shall be:

(i)   the amount of monies paid out, advanced or withdrawn by the **Insured Organization**;

less

(ii)   all monies received and able to be lawfully retained by the **Insured Organization** from any source whatsoever, including payments and receipt of interest, principal, commissions, or similar compensation,

in relation to such **Lending**.

(k)   Interest receivable or payable

The amount of any interest receivable or payable shall be calculated by applying the average of the Bank of England base rate (or, if interest is awarded against the **Insured Organization** in a jurisdiction other than that of England and Wales, the applicable central bank base rate) in force between the time of sustaining a direct financial loss and the day of **Discovery**.

15.   The heading of "Section XV. Definitions" is amended to "Section XIX. Definitions".

16.   Unless otherwise defined below, any terms in this Endorsement that appear in bold typeface shall have the same meaning as defined, if at all, in this Policy.

- **Act of Infidelity**

any dishonest, fraudulent or malicious act wherever committed, and whether committed alone or in collusion with others, including loss of, damage to, or destruction of **Property** or the **Impairment** of any **Data** as a direct result of any such acts by any **Employee(s)**.

However, it is agreed that concerning **Lending** and **Trading**, **Act of Infidelity** only means any dishonest or fraudulent act:

(a)   committed with the intent to obtain improper financial gain for:

(1)   the **Employee** who committed the dishonest or fraudulent act; or

(2)   any person or organization acting in collusion with such **Employee** who committed the dishonest or fraudulent act; or

(b)   which results in any transfer of funds or **Property** to an innocent third party which the **Employee** knew to be unauthorized.


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The term 'improper financial gain' shall not mean salaries, fees, commission, bonuses and similar **Employee** benefits earned in the normal course of employment, including salary increases and promotions, other than payments made by the **Insured Organization** to an **Employee** in the form of bonuses, commissions or profit sharing as a result any dishonest, fraudulent or malicious act covered hereunder.

- **Any Other Person**

  any natural person who is not an **Employee**.

- **Bill of Exchange**

  an unconditional order in writing, addressed by one person to another, signed by the addresser, requiring the addressee to pay on demand or at a fixed or determinable future time a sum certain in **Money** to or to the order of a specified person, or to bearer.

- **Certificate of Deposit**

  a written acknowledgement by a **Financial Organization** of a deposit with promise to pay to depositor, to his order, or to some other person or to his order said deposit with interest on a specified date.

- **Cheque**

  a **Bill of Exchange** drawn on a **Financial Organization** directing it to pay the sum specified on demand.

- **Claim**

  any demand, claim, suit, or legal proceeding with respect to which the **Insured Organization** establishes that the act(s) or omission(s) which are thereby alleged to have been committed (or omitted) or the event(s) thereby alleged to have occurred would, entitle the **Insured Organization** to recovery under this Policy if a **Crime Loss** resulted therefrom.

- **Computer or Telephonic Misuse**

  (i)   the **Impairment** of any **Data**, **Uncertificated Security**, **Computer Programs**, **Electronic Communications** or **Voice Initiated Instructions** upon which the **Insured Organization**, or any **Financial Organization** acting on their behalf, has acted or relied (including such action or reliance represented by the automated functions of such entities' **Computer System**s); or

  (ii)   a customer or client of an **Investment Manager** or investor in any **Insured Fund**, a **Financial Organization** or a **Service Bureau** having acted or relied upon any **Electronic Communications** or **Voice Initiated Instructions** either purporting to have been, but were not, directed by the **Insured Organization** (or by any **Financial Organization** acting on their behalf), or the **Impairment** of the same; or

  (iii)   the **Investment Manager** or **Insured Fund** or any **Financial Organization** acting on their behalf, having acted or relied upon any **Electronic Communications** or **Voice Initiated Instructions** purporting to have been, but were not, directed by a client or customer of an **Investment Manager** or investor in any **Insured Fund**, a **Financial Organization** or a **Service Bureau**, or the **Impairment** of the same; or

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(iv)   the introduction or activation of any **Malicious Code**; or

(v)   any act which would constitute an offence under the UK Computer Misuse Act 1990 or Computer Fraud and Abuse Act 1986 (USA) or any similar legislation in any other jurisdiction.

- **Computer Programs**

    computer programs which include facts or statements converted to a form usable in a **Computer System** that acts upon **Data**.

- **Computer System**

    a computer and all input, output, processing, storage (including cloud computing, third party hosted system, infrastructure, platform, application or off-line media libraries), intranets or communication facilities, including related communication or open systems networks and extranets which are connected to such a device.

    Computer System shall also include any Internet or media enabled smartphones, televisions, handheld tablets or similar devices with similar capabilities, whether data or Wi-Fi enabled.

- **Corporate Identity**

    the publicly available **Data** on file within the **Computer System** of an **Insured Organization** or an official registry or of any other party which relates to the **Insured Organization's** formation and genuine identity, including memoranda and articles of association, returns or filings required by statute, official records of regulatory authorisations, licence or permits and records of legal compliance or infractions, and the purpose of which is to publicly document, authenticate or prove the existence and good standing of the entity or which may be relied upon by investors, **Financial Organization**s, vendors, credit reporting authorities and others in assessing and establishing the **Insured Organization's** credit ratings and/or good standing.

- **Counterfeit**

    the imitation of any instrument such that the **Insured Organization** or any **Financial Organization** acting on their behalf is deceived on the basis of the quality of the imitation so as to believe that said item is the authentic original instrument.

    Fictitious instruments which merely contain fraudulent misrepresentations of fact and are genuinely signed or endorsed are not **Counterfeit**.

- **Crime Defense Costs**

    reasonable legal fees, costs and expenses incurred by the **Insured Organization** in the investigation, adjustment, dismissal, discharge, defence, settlement and/or appeal of any **Claim**.

    Crime Defense Costs shall not include remuneration of any **Employee**, cost of their time or costs or overheads of any **Insured Organization**.

- **Crime Loss**



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the direct financial loss sustained at any time by the **Insured Organization** as a result of any single act, single omission or single event, or a series of related or continuous acts, omissions or events arising out of, based upon or attributable to the same originating cause, source or event. A series of related or continuous acts or omissions or events (including all acts or omissions of one natural person or in which such natural person is concerned or implicated) up to the time of **Discovery** shall be treated as a "single **Crime Loss**" for all purposes of this Policy.

Crime Loss includes any payment made or fees, costs and expenses incurred in accordance with and to the extent of cover provided under any applicable Optional Extension or applicable endorsement to this Policy.

- **Custodian:**

  (i)   any central securities depository or international securities depository (and any agent or sub-custodian of a central securities depository or international central securities depository);

  (ii)   a person or organization with which the **Insured Organization** has a written or electronic agreement for the provision of purchasing services, safekeeping, registration and entitlement records for the **Insured Organization** in connection with **Securities**.

  Sub-paragraph (ii) above shall also include a sub-custodian, being a natural person or organization involved in the provision of custodial services in relation to **Securities** and subject to regulation and supervision by a regulatory body or agency or government, with which the custodian enumerated in (ii) above has a written or electronic agreement for the provision of such services.

- **Data**

  facts or information (including text, numbers, sound and images) converted to a form usable in a **Computer System** or an **Electronic Communication System** and which is stored on or capable of being stored on **Storage Media** for use by **Computer Programs**.

- **Data Breach Costs**

  reasonable fees, costs and expenses (other than regular or overtime wages, salaries or fees of the directors or officers of the **Insured Organization** or **Employees**) incurred by the **Insured Organization** incurred within a period of ninety (90) days from the date of **Discovery** of the **Data Security Breach**, for:

  (i)   hiring security experts, forensic investigators or similar experts to determine the existence and cause of an unauthorised appropriation and/or disclosure of personal or confidential information;

  (ii)   notifying natural person customers or clients of the **Investment Manager** or investors of any **Insured Fund** who have been affected by an unauthorized appropriation and/or disclosure of personal or confidential information;

  (iii)   hiring external lawyers to determine the mandatory actions required by any regulator;

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(iv)   credit monitoring services (to the extent required by applicable **Data** protection laws) in respect of natural persons affected by an unauthorised appropriation and/or disclosure of personal or confidential information;

(v)   establishing, publicising and running call center services; and

(vi)   restoring or recreating **Data**, or determining whether **Data** can or cannot be restored or recreated.

- **Data Security Breach**

unauthorized accessing of personal or confidential information of natural person customers or clients of the **Investment Manager** or investors in any **Insured Fund** held by or for or on behalf of the **Insured Organization** (including on a computer, a personal computer or on any **Storage Media**).

- **Discovered** or **Discovery**

when the **Named Insured**'s Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position responsible for reporting **Crime Losses** first:

(i)   becomes aware of any act, omission or event which causes that Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position to believe that a **Crime Loss** (other than **Crime Defense Costs** or an award of direct compensatory damages to a third party) is reasonably likely to be covered by this Policy, even though the exact amount or details of such act, omission or event are not known at the time of discovery;

(ii)   receives notice of an actual or potential **Claim** which causes that Insurance Risk Manager, General Counsel, Managing Member, Chief Financial Officer, General Partner, or equivalent position to believe that **Crime Defense Costs** or an award of direct compensatory damages to a third party is reasonably likely to be incurred by or made against the **Insured Organization** and covered by this Policy.

Such **Discovery** shall constitute knowledge possessed or **Discovery** made by every **Insured Organization**.

- **Document**

any **Certificate of Deposit**, **Letter of Credit**, acceptance, stock redemption forms, stock transfer forms, **Promissory Note**, **Withdrawal Order** or receipt for the withdrawal of funds or **Property**, money order, orders upon public treasuries, or any similar instruments of value serving the same purpose.

- **Draft**

a **Bill of Exchange** payable on demand drawn by or on behalf of a **Financial Organization** upon itself.

- **Electronic Communications**

communications that have been transmitted or delivered electronically:


(i) through an **Electronic Communication System**;

(ii) via the **Internet**, **Intranet** or **Extranet**; or

(iii) through communications recorded on **Data** or **Storage Media**.

- **Electronic Communication System**

  any automated communication system or any **Computer System** which provide the **Insured Organization**, or any **Financial Organization** acting on their behalf, or a **Service Bureau**, with direct access to the **Computer System** of another **Financial Organization** and vice versa, including any cash management system and any other communications systems or computer based system which allows dematerialized communications between the **Insured Organization** and other parties.

  Electronic Communications System shall include, but not be limited to:

  (a) electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), Clearing House Automated Payment System (CHAPS), VocaLink or Bacs, the funds transfer system for the transfer of preauthorised recurring debits and credits of an automated clearing house which is a member of the National Automated Clearing House Association and similar automated communication systems;

- **Employee**

  any:

  (i) natural person under:

     (a) a contract of employment (be it full time, part-time, seasonal or temporary);

     (b) contract of service;

     (c) apprenticeship,

     with the **Insured Organization**;

  (ii) natural person working under the direct control and supervision of the **Insured Organization**;

  (iii) director, officer, partner, general partner, member or managing member of the **Insured Organization** when performing acts coming within the scope of the usual duties of an employee of the **Insured Organization** or while acting as a member of a committee duly elected or appointed by resolution of the board of directors (or equivalent management body) of the **Insured Organization** to perform specific acts, as distinguished from general directorial acts, on behalf of the **Insured Organization**;

  (iv) solicitor, other than sole practitioner, retained by the **Insured Organization**, or any employee of such solicitor, whilst providing or purporting to provide services exclusively for the **Insured Organization**;

  (v) trustee, fiduciary, administrator, or officer of any **Plan**;



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(vi)   company or person(s) authorized by a written or implied contract (including but not limited to a **Service Bureau**) to perform accounting, **Data** processing of cheques, payroll or computing or printing services outsourced by the **Insured Organization**;

(vii)   natural person who was but is no longer an employee of the **Insured Organization** (as defined herein) through retirement or otherwise, for a period not exceeding sixty (60) days from the date of termination of employment or appointment with the **Insured Organization**, other than when such termination is as a result of an **Act of Infidelity**;

(viii)   employee of the **Insured Organization** (as defined herein), who the **Insured Organization** is unable to identify by name, but whose act(s) has caused a **Crime Loss** covered under this Policy, provided that the evidence submitted by the **Insured Organization** establishes on a balance of probabilities that the **Crime Loss** was due to the act of an unidentified employee of the **Insured Organization** (as defined herein);

(ix)   **Custodian** or employee of such **Custodian** while carrying out services for or on behalf of the **Insured Organization**;

(x)   consultants engaged to provide services to the **Insured Organization**.

The term **Employee** does not mean any independent broker, independent financial adviser, or any similar agent or independent representative remunerated on a sales or commission basis unless specifically agreed by the Insurer and endorsed to this Policy.

- **Employee Benefit Plan**

    any pension, employee benefit, welfare benefit, share saver or share option plan or charitable fund or foundation established or maintained by or on behalf of the **Investment Manager** for the benefit of the past, present and/or future employees of the **Investment Manager** or their respective beneficiaries, including any **ERISA Plan**.

- **ERISA**

    the Employee Retirement Income Security Act of 1974 (USA).

- **ERISA Plan**

    any employee welfare or pension benefit plan (established, maintained or sponsored on behalf of the past, present and/or future directors, officers or employees of an **Investment Manager** or their respective beneficiaries) that qualifies under Section 412 of **ERISA** (as amended).

- **External Crime**

    (i)   any theft or dishonest act;

    (ii)   the **Forgery**, **Counterfeiting** or **Fraudulent Alteration** of, on or in any **Property** or **Instruction** which the **Insured Organization** or any **Financial Organization** acting on their behalf, has acted or relied upon; or

    (iii)   **Computer or Telephonic Misuse**.



- **Extortion Threat**

    Any threat communicated to the **Insured Organization** to:
    (i)   do bodily harm to a director, officer, trustee, member, managing member, partner or general partner of the **Insured Organization** or an **Employee** or a relative or invitee of such persons who is, or allegedly is, being held captive or is under threat anywhere; or

    (iv)   cause disruption to the business of the **Insured Organization** or to cause damage to the **Premises** or **Property** of the **Insured Organization** or for which the **Insured Organization** is legally liable.

    Extortion Threat does not include any threat involving the introduction, use, or activation of ransomware or any other similar malware that could deny or restrict access to a **Computer System** owned or used by an **Insured Organization**, or cause the disclosure of confidential or sensitive information from a **Computer System** owned or used by an **Insured Organization**, or in any way damage the **Insured Organization's** business.

- **Extranet**

    an internal computer network that has been selectively opened to the **Insured Organization's** suppliers, customers, or strategic allies via the **Internet**.

- **Facsimile**

    a system of transmitting written documents by means of electronic signal over telephone lines to equipment maintained by the **Insured Organization** for the purpose of reproducing or displaying a copy of said document; it does not mean **Electronic Communications**.

- **Financial Organization**

    (i)   any bank, credit institution, financial institution, undertaking for collective investment in securities, investment firm, building society, friendly society or similar entity;

    (ii)   a recognised investment exchange, recognised clearing house, designated investment exchange or designated clearing house, overseas investment exchange or overseas clearing house;

    (iii)   any regulated investment exchange or clearing house of the same type and nature as described in (ii) above operating in any other country worldwide; or

    (iv)   any **Custodian**.

- **Forgery** or **Forged**

    the hand-written signing or endorsing of the name of another genuine person or a copy of another genuine person's signature used without authority and with intent to deceive; it does not include the signing or endorsing in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

    Mechanically or electronically produced or reproduced signatures are treated the same as hand-written signatures.

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Any endorsement upon a written instrument of value of a fictitious name, or an endorsement upon a written instrument of value procured in a face-to-face transaction of the name of anyone impersonated, shall be deemed to be a **Forged** endorsement.

- **Fraudulent Alteration**

  a material alteration to an instrument for a fraudulent purpose by a person other than the person who was authorised to sign the instrument.

- **Fraudulent Retention**

  (a)   the wrongful retention of funds or **Property** by a third party recipient without contractual or other legal right to such retention;

  (b)   the inability to recover any funds or **Property** erroneously transferred into the account of a third party recipient, despite all reasonable efforts to secure such recovery, solely because:

  (i)   the third party recipient is unknown; or

  (ii)   such funds or **Property** have been misappropriated.

- **Fraudulently Induced Instruction**

  an electronic, telegraphic, cable, teletype, telefacsimile, telephone or written instruction directing the transfer, payment or delivery of funds or **Property**, communicated by the **Insured Organization** or an **Employee** and based upon an instruction received and relied upon by the **Insured Organization** or the **Employee** which was transmitted by:

  (i)   a person purporting to be a director, officer, partner, member, sole proprietor or other **Employee**, who was authorized by the **Insured Organization** to instruct other **Employees** to transfer, pay or deliver funds or **Property**;

  (ii)   a person purporting to be:

  (1)   a vendor or customer or client of the **Insured Organization** (including but not limited to any director, officer, partner, member, sole proprietor or employee of such vendor or such customer or client of the **Insured Organization**);

  (2)   an investor in any **Insured Fund;** or

  (iii) a **Financial Organization** acting on behalf of a vendor, customer or client of the **Insured Organization** or investor in any **Insured Fund**, with authority to make such instructions;

  but which was in fact fraudulently transmitted by someone else without the knowledge of that **Insured Organization**, that **Employee**, that vendor, customer or client, or that **Financial Organization**.

- **Identity Fraud**

the fraudulent modification, alteration or corruption, or theft of any **Corporate Identity** by an **Employee** or **Any Other Person**.

- **Identity Fraud Costs**

  all reasonable:

  (i)   legal and/or professional fees, costs and expenses incurred by the **Insured Organization**:

      (a)   to correct or reinstate public records following an **Identity Fraud**;

      (b)   when applying for civil proceedings to be dismissed or withdrawn on the basis that the alleged liability resides with the perpetrator of the **Identity Fraud**, and not the **Insured Organization** or its directors, members, managing members, partners, general partners or officers;

      (c)   when applying for criminal proceedings to be dismissed or withdrawn on the basis that the alleged offence was not committed by the **Insured Organization** but by the perpetrator of the **Identity Fraud**;

  (ii)   fees, costs and expenses of a private investigation agency, incurred by or on behalf of the **Insured Organization**, to investigate the identity of the perpetrator and his or her modus operandi in connection with **Identity Fraud**;

  (iii)   costs of rewriting or amending the **Insured Organization's** software programs or systems, where such rewriting or amending is necessary to correct the programs or amend the security codes following an **Identity Fraud**;

  (iv)   fees, costs and expenses, to procure public relations services to redress adverse publicity or reputational injury due to **Identity Fraud**.

  Identity Fraud Costs shall not include remuneration of any **Employee**, cost of their time or costs or overheads of any **Insured Organization**.

- **Illegal Act**

  any actual or attempted theft, burglary, robbery, hold-up or larceny.

- **Impaired** or **Impairment**

  any actual or attempted dishonest, fraudulent or malicious preparation, input, modification, destruction, deletion or abstraction.

- **Instruction**

  any written or printed instruction or advice, or **Facsimile** directed to the **Insured Organization** or to a **Financial Organization** acting on their behalf, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or **Property**.

- **Insured Organization**

MARKET REFORM CONTRACT

UMR: B1262FI2196622

---

any **Investment Manager, Insured Fund** or **Employee Benefit Plan.**

- **Internet**

    the world-wide group of connected networks which allow access to the **Insured Organization's Computer System** via the use of internet service providers or any form of on-line services provider.

- **Intranet**

    an internal computer network using **Internet** technology that is intended to be accessed only by the **Insured Organization** and its **Employee**s.

- **Lending**

    (i)   the offering of any loan or transaction in the nature of, or amounting to, a loan or extension of credit, including a lease, made by or obtained by or from the **Insured Organization**; or

    (ii) the offering of any note, account, invoice, agreement or other evidence of debt, assigned or sold by or to, or discounted or otherwise acquired by the **Insured Organization**.

- **Letter of Credit**

    an engagement in writing by a **Financial Organization** made at the request of a customer that the issuer will honor **Drafts** or other demands for payment upon compliance with the conditions specified in the engagement.

- **Malicious Code**

    any unauthorized, corrupting or harmful software code(s), including but not limited to computer virus(es), Trojan horse(s), keystroke logger(s), cookie(s), spyware(s), adware(s), worm(s) and logic bomb(s).

    Malicious Code shall not include any ransomware or any other similar malware that could deny or restrict access to a **Computer System** owned or used by an **Insured Organization**, or cause the disclosure of confidential or sensitive information from a **Computer System** owned or used by an **Insured Organization**, or in any way damage the **Insured Organization's** business.

- **Money**

    cash (including currency, coins, banknotes and Federal Reserve Notes), bullion, **Cheques**, travelers cheques, registered cheques, postal orders and money orders held for sale to the public.

- **Office Contents**

    the furnishings, fixtures, equipment, tangible computer related equipment, alarms, stationery, record books, supplies or safes and vaults, or any property (including but not limited to personal computers and software, stock and contents on the **Premises**) either owned by the **Insured Organization** or for which the **Insured Organization** is liable or the personal property of **Employees** or clients or customers whilst on the **Premises**.

- **Premises**

  any building or property:

  (i)   owned, leased or rented; or

  (ii)   occupied permanently or temporarily (following a major business interruption event or otherwise),

  by the **Insured Organization** as a place to conduct their business.

- **Preparation Costs**

  reasonable fees, costs and expenses incurred and/or paid by the **Insured Organization** for independent outside accountants, solicitors or other specialists or professional persons to determine, or attempt to determine the amount and/or extent of any **Crime Loss** covered under this Policy.

  Preparation Costs shall not include remuneration of any **Employee**, cost of their time or costs or overheads of any **Insured Organization**.

- **Prior Bond Policy**

  The prior bond policy identified at item 6 of the Declarations.

- **Promissory Note**

  an unconditional promise in writing made by one person to another signed by the maker, engaging to pay, on demand or at a fixed or determinable future time, a sum certain in **Money** to or to the order of, a specified person or to bearer.

- **Property**

  (i)   **Money**, precious metals and articles made therefrom, jewellery, gems (including uncut gem stones), precious and semi-precious stones, stamps, postal orders and insurance policies;

  (ii)   any **Document**;

  (iii)   any **Security**;

  (iv)   all other negotiable and non-negotiable instruments or contracts representing **Money** or other property (real or personal) or interests therein, and other valuable papers, including books of account and other records used by an **Insured Organization** in the conduct of their business; or

  (v)   **Storage Media**,

  in which the **Insured Organization** has an interest, or which are held by, deposited with, or under the care, custody and control of, the **Insured Organization** (whether directly or

**AJG
1262**

Gallagher

Insurance | Risk Management | Consulting

MARKET REFORM CONTRACT

UMR: B1262FI2196622

through a **Custodian**) for any purpose or in any capacity and whether so held gratuitously or otherwise and whether legally liable therefor or not.

- **Restricted Notification**

  when the **Insured Organization** is prevented from disclosing the existence of any **Crime Loss** to the Insurer due to any legal or regulatory prohibition, following any investigation or enquiry commenced by or on behalf of any **Law Enforcement Agency** or **Regulatory Body**.

- **Security**

  all negotiable and non-negotiable instruments or contracts, including any note, stock, bond, debenture, evidence of indebtedness, share or other equity or debt security representing either **Money** or property, but does not include **Money** itself.

- **Service Bureau**

  a natural person, partnership or corporation authorized by written or electronic agreement to perform data processing services using **Computer Systems**.

- **Storage Media**

  the media on which **Data** or **Computer Programs** can be recorded (whether recorded magnetically, digitally or otherwise).

- **Trading**

  trading or other dealings in securities, commodities, futures, options, foreign or Federal funds, currencies, foreign exchange and the like.

- **Uncertificated Security**

  a share, participation or other interest in **Property** of or an enterprise of the issuer or an obligation of the issuer which:

  (i)   is a type commonly dealt in upon securities exchanges or markets; and

  (ii)   is either one of a class or series or by its terms is divisible into a class or series of shares, participations, interests or obligations; and

  (iii)   (a)   is not represented by any instrument, or

          (b)   is part of a master or global certificate, or

          (c)   represents a paper certificate that has been surrendered by a **Financial Organization** and which paper certificate has been combined into a master depository note and the paper certificates are immobilized,

  and where title is recorded on the relevant register of **Securities**.

- **Verification Costs**

  reasonable fees, costs and expenses incurred and/or paid by the **Insured Organization** for:


MARKET REFORM CONTRACT

UMR: B1262FI2196622

    (i)   the verification and/or reconstitution and/or removal of **Data** and/or **Computer Programs** which have been **Impaired**; or

    (ii)   the verification and/or removal of any **Malicious Code** fraudulently or maliciously created and/or distributed through the **Computer System** of an **Insured Organization** or a **Service**.

Verification Costs shall not include remuneration of any **Employee**, cost of their time or costs or overheads of any **Insured Organization**.

- **Voice Initiated Instructions**

any telephone instruction requesting the transfer of funds or **Property**.

- **Withdrawal Order**

a written instrument requesting the withdrawal of, or acknowledging receipt of, funds or **Property** from an account by a depositor.

CONTRACT ENDORSEMENT

Unique Market Reference:	B1262FI2196622
Endorsement Reference:	01
Original Insured:	Tema ETF Trust
Original Reinsured:	Not Applicable

CONTRACT CHANGES

This contract is amended as follows:

ENDORSEMENT EFFECTIVE DATE	27th December 2022
It is hereby agreed that Item 11: Governing Law of the schedule page from the aforementioned policy is amended to read as follows: **Item 11: Governing Law:** The construction, interpretation and meaning of the terms, limitations and conditions of this Policy, the existence and formation of the Policy and all other matters arising out of or relating to this Policy shall be determined in accordance with the laws of England and Wales, without giving regard or giving effect to conflicts of law principles, and each party hereby irrevocably submits to the exclusive jurisdiction of England and Wales, to hear and determine any dispute arising hereunder. Each of the parties to this Policy agree to commence any action, suit or proceeding relating to this Policy either in the Courts of England or Wales, if such suit, action or proceeding may not be brought in such court for jurisdictional reasons, in England and Wales. All other terms and conditions remain unaltered	
Dated in London	5th January 2023

CONTRACT ADMINISTRATION AND ADVISORY SECTION	
SETTLEMENT DUE DATE:	As per MRC
ALLOCATION OF PREMIUM TO CODING:	As per MRC

Arthur J Gallagher (UK) Ltd is authorised and regulated by the Financial Conduct Authority.
Registered Address: The Walbrook Building, 25 Walbrook, London EC4N 8AW. Registered Company No: 1193013



SECURITY DETAILS

Endorsement Version Date	05 Jan 2023 12:03
Endorsement Status	Completed
UMR	B1262FI2196622
Broker Endorsement Reference	01
Endorsement Name	Governing Law
(Re)Insured	Tema ETF Trust
Agreement Practice	Bespoke
Agreement Instructions	Lead Agreed

CONFIRMATION OF AGREEMENT BY REQUIRED AGREEMENT PARTIES:

Bespoke Leader   Agreed 05 Jan 2023 13:55

Underwriter Company	Underwriter	Stamp	Underwriter Ref
K2 Insurance International	Simon Holt	K2 Financial Ltd 4726. All underwriters as per LPSO Registered No 4726	P000738522AA

CONTRACT ENDORSEMENT

Unique Market Reference:	B1262FI2196622
Endorsement Reference:	02
Original Insured:	Tema ETF Trust

CONTRACT CHANGES

This contract is amended as follows:

ENDORSEMENT EFFECTIVE DATE	27th December 2022

It is hereby noted and agreed that the Period within the Risk Details Section of the Market Reform Contract is amended to show the following:

PERIOD: From: 27th December 2022

To: 26th December 2023

Both days 12:01 a.m. Local Standard Time at the Principal Address stated above.

It is also noted and agreed that the Item 4: Policy Period on the Declarations page of the Market Reform Contract is amended to show the following:

Item 4: Policy Period

From : 27th December 2022
To: 26th December 2023
Both days inclusive, local standard time at
Named Insured Address above.

All other terms and conditions remain unaltered

Dated in London	10th January 2023

SECURITY DETAILS

Endorsement Version Date	10 Jan 2023 11:42
Endorsement Status	Completed
UMR	B1262FI2196622
Broker Endorsement Reference	02
Endorsement Name	Endt 02 - Date Amended
(Re)Insured	Tema ETF Trust
Agreement Practice	Bespoke
Agreement Instructions	All Underwriters

CONFIRMATION OF AGREEMENT BY REQUIRED AGREEMENT PARTIES:

Bespoke Leader   Agreed 10 Jan 2023 14:31

Underwriter Company	Underwriter	Stamp	Underwriter Ref
K2 Insurance International	Simon Holt	K2 Financial Ltd 4726. All underwriters as per LPSO Registered No 4726	P000738522AA

Follower   Agreed 10 Jan 2023 14:31

Underwriter Company	Underwriter	Stamp	Underwriter Ref
K2 Insurance International	Simon Holt	K2 Financial Ltd B0702BW323570q 2022 Markel International Insurance Company Limited (100%). Premium/Claims to be settled directly with K2 Financial Ltd notifications to FI.Premium@K2insinternational.com FI.Claims@K2insinternational.com	P000738522AB

Fidelity Bond Approval

RESOLVED, that the Trustees find that the participation of Tema Luxury Goods ETF, Tema Conquer Cancer Oncology ETF, Tema Emerging Markets Fintech ex-China ETF, Tema Monopoly, Duopoly, Oligopoly ETF, Tema American Industrial Revolution ETF, Tema Private Investments ETF, Tema Superabundance ETF, Tema Global Royalties ETF, Tema Beer, Spirits and Mixers ETF, and Tema Asian Growth Fund ETF (the "Funds") and the approval and ratification by the Trust and each of the Funds in the Trust's Fidelity Bond (the "Bond") is in the best interests of the Funds; and it is

FURTHER RESOLVED, that the Trustees find that the premium to be paid by each of the Funds and the approval and ratification by the Trust and each Fund in respect of such Bond is fair and reasonable; and it is

FURTHER RESOLVED, that the proper officers of the Trust are authorized to execute and deliver such documents, if any, as may be necessary for each of the Funds and the approval and ratification by the Trust and each Fund to participate in the Bond; and it is

FURTHER RESOLVED, that the proper officers of the Trust are directed and authorized to make or cause to be made any filings or notices with respect to such Bond required by Rule 17g-1under the 1940 Act.

The premium paid by the Adviser covers the period from December 27, 2022 through December 26, 2023.